1020-800 West Pender Street	4th Floor, 82 Grayston Drive
Vancouver, BC V6C 2V6	Off Esterhuysen Street
Tel: + 604 684 6365	Sandton, 2146 South Africa
Fax: + 604 684 8092	Tel: +2711 883 0831
Fax: +2711 883 0836

January 31, 2011

By EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 20-F for the fiscal year ended December 31, 2009 of Anooraq Resources Corporation (File No. 1-31930)

Dear Mr. Schwall:

This letter sets out the responses of Anooraq Resources Corporation, a corporation organized under the laws of British Columbia, Canada (the "Company"), to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated December 30, 2010 (the "Comment Letter") with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the "Form 20-F"), filed with the Commission on July 2, 2010 via EDGAR. The Company will file an amendment to the Form 20-F (the "Form 20-F/A") following the Staff's review of the responses contained in this letter.

For the convenience of the Staff, the Company has numbered each of its responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form 20-F for the Fiscal Year Ended December 31, 2009

Selected Financial Data, page 13

1.
We note you present certain years of your selected financial data in accordance with IFRS and other years in accordance with Canadian GAAP. Please tell us how you considered subpoint (c) of General Instruction G to Form 20-F.

DIRECTORS: P KOTZE (CEO), T MOTSISI (CHAIR), H MOTAUNG, R SAMPSON, R W THIESSEN*, A. DHIR*, S NKOSI, W KIRK, F DE BUCK * = CANADIAN

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

The Company respectfully notes that the second table on page 14 of the Form 20-F presents selected historical financial data in accordance with U.S. GAAP for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.

Exchange Rate Information, page 15

2.
Ensure that the disclosure you provide is accurate. For example, the tabular entries in the table showing the relationship between the U.S. and Canadian dollar do not appear to correspond to the introductory text and caption immediately above the entries. In that regard, we note your disclosure under "General Matters" at page 3 that the exchange rate on June 30, 2010, was "CAD 1.00 = USD 0.94."

As requested, the Company will revise this disclosure in the Form 20-F/A by replacing the introductory text and caption immediately below the heading "Exchange rate information" on page 15 of the Form 20-F with the following disclosure:

"The following table sets forth, for the U.S. dollar, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) the high and low exchange rates during each period.

The U.S. dollar, expressed in Canadian dollars, for the year ended December 31, or the respective month (1)(2)(3)"

The Company will also revise the disclosure in the Form 20-F/A by replacing the introductory text and caption immediately above the second table on page 15 of the Form 20-F with the following disclosure:

"The following table sets forth, for ZAR, expressed in Canadian dollars, (i) the average of the exchange rates in effect during each period, and (ii) the high and low exchange rates during each period.

ZAR, expressed in Canadian dollars, for the year ended December 31, or the respective month (1)(2)(3)"

Risk Factors, page 16

3.	Rather than suggesting that you also face "the risks identified elsewhere in this Annual Report," make clear that this section identifies all known, material risks.

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

As requested, the Company will revise this disclosure in the Form 20-F/A to state that this section identifies all known, material risks by replacing the second paragraph under the heading "3.D. Risk Factors" in the Form 20-F with the following disclosure:

"The Company faces risks in executing its business plan and achieving revenues. The following risks are the known, material risks that the Company faces. If any of these risks occur, the Company’s business, operating results, cash flows and financial condition could be seriously harmed and, under certain circumstances, the Company may not be able to continue business operations as a going concern. Additional risks not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company’s business, operating results, cash flows and financial condition."

Restrictions on the Company's ability to transfer assets to or from its foreign subsidiaries..., page 22

4.
We note your disclosure that any limitation on the transfer of assets between the parent company and your foreign subsidiaries could restrict your ability to efficiently fund your operations. Please tell us the specific restrictions to which you are subject and how you have considered Rule 12-04 of Regulation S-X.

South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by the South African Reserve Bank ("SARB"), regulate transactions involving South African residents, including legal entities, and limit a South African company's ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

Currently, a portion of the Company's funding for its South African operations consist of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is currently in compliance with SARB regulations and therefore has no restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. Consequently, Rule 12-04 of Regulation S-X was considered and is not applicable because a third party (SARB) consent is not required to transfer net assets in the form of loans or dividends.

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

In order to provide additional details on the exchange control regulations that may affect the Company's ability to transfer assets to or from its foreign subsidiaries, the Company will revise this risk factor in the Form 20-F/A as follows:

"The Company’s is subject to exchange control regulations that may affect its ability to transfer assets to or from its foreign subsidiaries and to fund its operations efficiently

South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by the South African Reserve Bank ("SARB"), regulate transactions involving South African residents, including legal entities, and limit a South African company's ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company's funding for its South African operations consist of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa.  The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries.  In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country.  However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.  Any such limitations, or the perception that such limitations could exist in the future, could have an adverse impact on the Company’s business and share price."

Information on the Company, page 24

Bokoni Mine, page 24

5.
We note your disclosure that "The net present value of the estimated discounted cash flow from the Bokoni Mine over the 35 year life of mine plan at a 7.5% discount rate is ZAR 9.29 billion, of which ZAR 4.65 billion is attributable to Anooraq." Please tell us why you have used a discount rate of 7.5% rather than the discount rate used in valuing the business combination transaction of 18.5%. We note similar disclosure regarding the use of a 7.5% discount rate within the disclosures regarding the summary of financial

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

indicators from Bokoni technical review on page 45. Please also tell us how investors should interpret your disclosures.

The valuation of the business combination was based on the weighted average cost of capital, including a risk premium, and took into account the capital structure that was in place for the acquisition, whereas the discount rate referred to on page 24 of the Form 20-F reflects the real rate that was the industry norm at the time for an operating mine.

By way of background, the technical report, dated May 12, 2009, included a full economic analysis of the Bokoni Mine and its associated prospects. The economic analysis included an analysis of the Net Present Value ("NPV") based upon key input parameters relating to revenue (metal prices and foreign exchange), operating expenses, capital expenditures and real (inflation-adjusted) discount rates, assuming production and grade inputs were achieved over the analysis period.  The Company’s internal NPV valuations (based on a Discounted Cash Flow ("DCF") model) were assessed at 5%, 7.5% and 10% real discount rates, and the technical report was then assessed for each of these discount rates applied relative to changes in sensitivities relating to operating expenses, capital expenditures and revenue. A matrix of different valuation outputs was described in the technical report relative to the three discount rates that were applied and associated sensitivities. The technical report then determined that the NPV valuation model is most sensitive to changes in revenue and operating expenses.  It then provided a valuation matrix with various outputs on NPV (DCF) analysis based on potential changes in key inputs. However, the matrix was run at the mid-range real discount rate of 7.5% and published in the technical report.  Accordingly, it was this output that was summarized in the Form 20-F.

The Company believes that investors should interpret its disclosures as a demonstration of value enhancement. As noted on page 25 of the Form 20-F, the Company considers the acquisition to represent significant value accretion to its shareholders based upon the acquisition price paid for the asset relative to the NPV valuation that is summarized in the Form 20-F and is presented in its entirety in the technical report.

As noted on page 32 of the Form 20-F, the technical information in the Form 20-F relating to the Bokoni Mine, including the information relating to the NPV that is summarized on pages 25 and 45 of the Form 20-F, is derived from the technical report and investors may consult the technical report to review the full economic analysis, together with associated sensitivities.

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

Operating and Financial Review and Prospects, page 60

Operating Results, page 62

Fiscal 2009 Compared to Fiscal 2008, page 62

6.
We note your discussion attributes changes in your results of operations in fiscal 2009 compared to fiscal 2008 to the Bokoni acquisition. Please tell us what consideration you gave to presenting an additional supplemental discussion based upon pro forma information prepared in accordance with Article 11 of Regulation S-X to fully discuss trends and changes in the results of operations of the Bokoni mine.

As a Canadian foreign private issuer that is a "reporting issuer" under applicable Canadian securities laws, the Company was required to prepare and file a Business Acquisition Report under Canadian securities laws in connection with the acquisition of the Bokoni Mine.  The disclosure required by a Business Acquisition Report is substantially similar to the disclosure required for U.S. domestic issuers under Items 2.01 and 9.01 of Form 8-K in connection with acquisitions of businesses that require pro forma financial information in accordance with Article 11 of Regulation S-X (e.g., disclosure regarding the acquisition and the consideration for the acquisition, audited financial statements of the acquired business, and pro forma financial information for the last fiscal year and current interim reporting period of the acquiror). Anooraq’s Business Acquisition Report in connection with the acquisition of the Bokoni Mine was filed on SEDAR on September 15, 2009 and an Amended Business Acquisition Report was filed on SEDAR on September 28, 2010 in response to comments received from the British Columbia Securities Commission.  The Bokoni Mine is the only revenue generating asset of the Company.  The Company believes that the combination of the previously-filed Business Acquisition Report (as subsequently amended) and the disclosure in Item 5.A. of the Form 20-F, which describes the changes and includes a discussion of known trends and uncertainties, enables its shareholders to understand the significant changes to the Company’s results of operations and financial condition resulting from its transformation from an exploration and development company in 2008 into a producing mining company in 2009.

In connection with the Company’s preparation of its response to the Comment Letter, it noticed that the Amended Business Acquisition Report had inadvertently not been furnished to the Commission on Form 6-K. Prior to the filing of the Form 20-F/A, the Amended Business Acquisition Report (together with certain other documents that the Company had inadvertently not furnished to the Commission on Form 6-K – see, e.g., the Company’s response to Comment 10

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

below) will be furnished to the Commission on Form 6-K. In addition, the Company will revise the first sentence under the heading "Fiscal 2009 Compared to Fiscal 2008" in Item 5.A. of the Form 20-F to add a specific cross-reference to the Report on Form 6-K that includes the Amended Business Acquisition Report.

Critical Accounting Policies and Estimates, page 66

Impairment of Mining Assets, page 67

7.
We note from your disclosure that the discount rate applied in determining the recoverable amount of your assets was 16.48%. We further note from your disclosure on page 68 that the discount rate used in determining the value of the assets acquired in your business combination was 18.5%. Please tell us the underlying reasons why these discount rates differ.

The reason why the discount rates differ is as a result of the timing of the impairment test (as of December 31, 2009) in relation to the timing of the valuation of the assets in the business combination (as of June 30, 2009). The various variables used to calculate the discount rate were updated between the two respective dates.

Notes to the Consolidated Financial Statements

Note (39) Explanation of Transition to IFRS, page F-40

8.	Please tell us why you have not presented a reconciliation of your Canadian GAAP statements of cash flows for the year ended December 31, 2008 to IFRS, in accordance with paragraph 25 of IFRS 1.

The Company notes that there were no material adjustments for cash flows other than the impact of the adjustments disclosed in the reconciliations of the Company's statement of financial position and statement of comprehensive income. As a result, no reconciliation of the Company's Canadian GAAP statements of cash flows for the year ended December 31, 2008 to IFRS was disclosed.

Engineering Comments

General

9.
We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," 'indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

The Company has included a form of the cautionary note above in the "Disclaimer" tab of its website, which may be accessed at http://www.anooraqresources.co.za/d.asp. In the future, to the extent the Company makes references in its press releases to mineral resources, the Company will include a form of the cautionary note above following the text of the release.

10.	Please tell us if the technical reports used to establish your resources and reserves have been filed on Sedar. If so, please tell us the name of the report and the date filed.

The following technical reports have been used to establish the Company's resources and reserves and have been filed on SEDAR:

"Technical Report: Lebowa Platinum Mine, Limpopo Province, South Africa" dated May 12, 2009, filed on SEDAR on May 15, 2009.

"Technical Report on the Updated Resource Estimates on the Merensky Reef and UG2 Deposits, Ga-Phasha Platinum Group Metals Project, Eastern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa" dated October 19, 2007, filed on SEDAR on October 30, 2007.

"Technical Report Preliminary Assessment Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Northern Province, Republic of South Africa" dated March 2005, filed on SEDAR on March 21, 2005.

"Technical Report Resource Estimate Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Limpopo Province, Republic

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

of South Africa" dated December 22, 2004, filed on SEDAR on December 22, 2004.

In the Company's review of the above technical reports, it noticed that such reports were inadvertently not furnished to the Commission on Form 6-K. Prior to the filing of the Form 20-F/A, the above technical reports will be furnished to the Commission on Form 6-K.

Bokoni Mine Operations, page 39

11.
We note your future operational plans are to substantially increase Bokoni Mine production. Please disclose if your planned production increase results from the development of proven or probable reserves or from the development of measured, indicated, or inferred resources. In addition, please disclose the new infrastructure required and the capital and operational costs to achieve your planned production increases as calculated in a technical report.

The Company notes that the planned production increase results from the development of the Company's existing proven and probable reserves. No new surface infrastructure is required for the expansion as this is derived from development of the underground infrastructure at the existing Brakfontein and Middlepunt Hill shafts. As calculated in the "Technical Report: Lebowa Platinum Mine, Limpopo Province, South Africa" dated May 12, 2009, the capital required for the underground development is expected to be approximately CAD 280 million (approximately ZAR 1.972 billion) and operational costs at full production of 160 kilo tonnes per month are expected to average CAD 106 / ton (approximately ZAR 750 / ton).

As requested, the Company will revise this disclosure in the Form 20-F/A by including before the last sentence of the first paragraph on page 39 of the Form 20-F the following disclosure:

"The planned production increase results from the development of Anooraq's existing proven and probable reserves. No new surface infrastructure is required for the expansion as this is derived from development of the underground infrastructure at the existing Brakfontein and Middlepunt Hill shafts. As calculated in the May 2009 Technical Report, the capital required for the underground development is expected to be approximately CAD 280 million (approximately ZAR 1.972 billion) and operational costs at full production of 160 ktp are expected to average CAD 106 / ton (approximately ZAR 750 / ton)."

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

Estimates of Mineralization, page 42

12.
Please disclose the individual components of your 4E grade in your mineral reserve and mineral resource table. In addition, please disclose your cut-off grade or paylimit and the mineral prices used to establish your reserves and resources.

As requested, the Company will disclose the individual components of the 4E grade in the mineral reserve and mineral resource tables on page 42 of the Form 20-F/A. Also, the Company will include as a footnote to the mineral reserve and mineral resource tables the cut-off grade and mineral prices used to establish the mineral reserves and mineral resources. Attached hereto as Appendix "A" are the revised mineral reserve and mineral resource tables, including footnotes, that will be included in the Form 20-F/A.

13.	Please clearly state as a footnote to your resource and reserve tables if your mineral resources and reserves are reported inclusive or exclusive of applicable dilution and recovery factors.

As requested, the Company will include the following footnotes below the mineral reserve and mineral resource tables on page 42 of the Form 20-F/A, respectively:

"The mineral reserves are inclusive of dilution and recovery factors.

The mineral resources are inclusive of dilution and recovery factors."

Mr. H. Roger Schwall
Securities and Exchange Commission
January 31, 2011

In connection with this response letter, the Company hereby confirms and acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please telephone the undersigned at 011-27-11-779-6830 if you have any questions or need additional information.

Yours very truly,

/s/ De Wet Schutte

De Wet Schutte
Chief Financial Officer

cc:	John Lucas, Esq.
Timothy S. Levenberg, Esq.
Mark Wojciechowski
Mark Shannon
John Coleman
(Securities and Exchange Commission)

Kogi Naicker, Financial Controller
(Anooraq Resources Corporation)

Riccardo A. Leofanti
Terence Trinh
(Skadden, Arps, Slate, Meagher & Flom LLP)

Genevieve Pinto, Esq.
(McCarthy Tetrault LLP)

Appendix "A"

Table 3: Mineral Reserves Tabulation for the Bokoni Mine as at December 31, 2009

				Grade					Attributable to Anooraq
Category	Reef Type	Mt	4E Oz (Moz)	4E (g/t)	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Mt	4E Oz (Moz)

Proven	Merensky	33.0	5.8	5.47	3.39	1.56	0.18	0.32	16.8	3.0
	UG2	19.1	2.8	4.53	1.87	2.21	0.36	0.08	9.7	1.4
	Total	52.1	8.6	5.13	2.29	2.34	0.37	0.13	26.5	4.4

Probable	Merensky	8.6	1.5	5.31	3.28	1.52	0.19	0.32	4.4	0.8
	UG2	5.1	0.7	4.14	1.70	2.03	0.33	0.08	2.6	0.4
	Total	13.7	2.2	4.99	2.31	2.20	0.34	0.15	7.0	1.1

Notes:
(1)	The QP responsible for the compilation of the mineral reserves is B. Reddy.
(2)	The mineral reserves are stated exclusive of mineral resources.
(3)	Only measured and indicated resources have been converted to mineral reserves.
(4)	The mineral reserves are inclusive of dilution and recovery factors.
(5)	A cut-off grade of 0 g/t was applied.
(6)	Metal price assumptions of US$1,052/oz platinum, US$235/oz palladium, US$2,831/oz rhodium and US$950/oz gold were used in the estimation of mineral reserves.
(7)	The 4E elements is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Table 4: Mineral Resources Tabulation for the Bokoni Mine as at December 31, 2009

				Grade					Attributable to Anooraq
Category	Reef Type	Mt	4E Oz (Moz)	4E (g/t)	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Mt	4E Oz (Moz)

Measured	Merensky	24.7	4.7	5.92	3.67	1.69	0.20	0.35	12.6	2.4
	UG2	108.9	23.6	6.75	2.78	3.30	0.54	0.12	55.5	12.0
	Total	133.6	28.3	6.59	2.94	3.00	0.48	0.16	68.1	14.4

Indicated	Merensky	29.0	5.3	5.73	3.54	1.64	0.20	0.35	14.8	2.7
	UG2	73.9	16.2	6.82	2.80	3.35	0.54	0.13	37.7	8.3
	Total	102.9	21.5	6.50	3.01	2.87	0.44	0.19	52.5	11.0

Measured + Indicated	Merensky	53.7	10.0	5.79	3.60	1.66	0.20	0.35	27.4	5.1
	UG2	182.8	39.8	6.77	2.79	3.32	0.54	0.12	93.2	20.3
	Total	236.5	49.8	6.55	2.97	2.94	0.46	0.18	120.6	25.4

Inferred	Merensky	92	16.4	5.55	3.39	1.63	0.19	0.35	46.9	8.4
	UG2	131.3	28.6	6.78	2.76	3.35	0.54	0.13	67.0	14.6
	Total	223.3	45.0	6.27	3.02	2.64	0.40	0.22	113.9	23.0

Notes:
(1)	The QP responsible for the compilation of the mineral resources is P. Stevenson.
(2)	The mineral resources are stated exclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 0 g/t was applied.
(5)	Metal price assumptions of US$1,052/oz platinum, US$235/oz palladium, US$2,831/oz rhodium and US$950/oz gold were used in the estimation of mineral resources.
(6)	The 4E elements is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).